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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated December 13, 2002


                         Commission File Number 1-15148


                                  PERDIGAO S.A.
                    (Exact Name as Specified in its Charter)

                                       N/A
                -------------------------------------------------
                       (Translation of Registrant's Name)

                           760 Av. Escola Politecnica
                       Jaguare 05350-000 Sao Paulo, Brazil
                -------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F
                    -----            -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No  X
             ----                      ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    December 13, 2002

                                   PERDIGAO S.A.



                                   By: /s/ Wang Wei Chang
                                       -----------------------------------------
                                       Name:   Wang Wei Chang
                                       Title:  Director/Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit                             Description of Exhibit

    1. Press release named "Perdigao will generate over 1,600 jobs and invest some R$ 100 million in 2003";

    2.                                  CVM's Individual Form informing
                                        Management and Related Person
                                        Negotiation as per their securities
                                        and derivatives position on
                                        November, 2002;

    3. Summary of the Minutes of the Tenth/2002 Ordinary Meeting of the Board of Directors, dated November 26, 2002;

    4.                                  Minutes of Call Notice of
                                        Extraordinary General Shareholders'
                                        Meeting, dated November 26, 2002;
                                        and

    5.                                  Minutes of Justification
                                        Proposition of the Board of
                                        Directors and Executive Board for
                                        the 2nd Extraordinary General
                                        Shareholder's Meeting to be held on
                                        the 17th of December, 2002, dated
                                        November 26, 2002.